Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 28, 2021

Via EDGAR

Allison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
Principal Lifetime Income Solutions II Variable Annuity
Post-Effective Amendment Nos. 7 and 277 to Registration Statement on Form N-4 (the "Amendment")
File Numbers 811-02091, 333-213890

Dear Ms. White:

This amended letter responds, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on March 24 and April 21, 2021, with respect to the Amendment, which was filed on February 26, 2021, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

COMMENTS ON THE STATUTORY PROSPECTUS

COMMENT 1. Sec. 2 – Key Information (p. 8)

In the “Not a Short-Term Investment” row of the table, delete the following sentence: “The benefits of tax deferral make the Contract more beneficial for investors with a long investment time horizon.”

RESPONSE: Registrant has made the requested revision.

COMMENT 2. Sec. 2 – Key Information (p. 9)

In the “Insurance Company Risks” row of the table, please revise the last sentence to so that it meets the following requirement: stating that more information about the Company, including its financial strength ratings, is available upon request and indicate how such requests can be made, such as by providing a toll-free telephone number.

RESPONSE: Registrant has revised the sentence to read as follows:

“More information about the Company, including its financial strength ratings, is available upon request by calling the following toll-free telephone number: 1-800-852-4450.”

COMMENT 3. Sec. 3 – Overview of the Contract (p. 11) (and throughout prospectus)

When cross referencing other sections/provisions in the prospectus (e.g., “See 9. ANNUITY PERIOD”), consider reducing the font in order to avoid confusion between cross references and headings in the document.

RESPONSE: After considering the comment, Registrant has reduced the font on such cross references throughout the prospectus.

COMMENT 4. Sec. 4. Fee Table (p. 12)

Please delete the following sentence of the 2nd paragraph in this section: “State premium taxes may also be deducted.” This sentence is neither required nor allowed.

RESPONSE: Registrant has made the requested revision.

COMMENT 5. Sec. 4. Fee Table (pp. 12-13) (and throughout prospectus)

When using footnotes in the prospectus please ensure the footnotes are located on the same page as the content being footnoted.

RESPONSE: Registrant has made the requested revisions throughout the prospectus.

COMMENT 6. Sec. 4. Fee Table (p. 13)

In the “Annual Contract Expenses” table please update the maximum annual charge number in the second row.

RESPONSE: Registrant has revised the number in that cell to be 3.50%.

COMMENT 7. Sec. 4. Fee Table (p.13)

There is a reference in the last paragraph to a GMWB Charges and Percentages Prospectus Supplement. Please submit an example of such a supplement.

RESPONSE: Registrant is submitting a template of the GMWB Charges and Percentages Supplement in the Appendix attached hereto.

COMMENT 8. Sec. 4. Fee Table (p.13)

In areas of the prospectus where Registrant provides a web address at which GMWB charges can be found, please confirm that the general Principal.com address will not be listed and that a more targeted web address will be provided at which the charges are found or are easily accessible from the landing page.

RESPONSE: Confirmed.

COMMENT 9. Sec. 4. Fee Table (p. 13)

Please remove the “GMWB Rider Charges” paragraph at the bottom of page 13 and move the table immediately below such paragraph up to being immediately below the Annual Contract Expenses table.

RESPONSE: Registrant has made the requested revisions.

COMMENT 10. Sec. 4. Fee Table (p. 14)

Please remove the part of the table with the heading Total Annual Base Contract and GMWB Rider Expenses/Charges and footnotes thereto as that information is neither required nor permitted by Form N-4.

RESPONSE: Registrant has made the requested revision.

COMMENT 11. Sec. 4. Fee Table (p. 14)

Please remove footnote 2 to the table referenced in Comment 11 as that information is neither required nor permitted for this section.

RESPONSE: Registrant has made the requested revision.

COMMENT 12. Sec. 4. Fee Table (p. 15)

In the table with the heading Minimum and Maximum Annual Underlying Mutual Fund Operating Expenses as of December 31, 2020, please remove the content in the 2nd row of the table and the footnote immediately below the table as the information is neither required nor permitted in this section under Form N-4.

RESPONSE: Registrant has made the requested revision.

COMMENT 13. Sec. 4. Fee Table (p. 15)

For the example at the bottom of page 15, please provide the numbers for the blanks in a response letter before the prospectus goes effective.

AMENDED RESPONSE: Registrant will provide such numbers in a separate submission prior to the prospectus going effective. We anticipate providing these numbers to the Staff via email on April 28, 2021.

COMMENT 14. Sec. 16. Principal Risks of Investing in the Contract (p. 16)

In the Poor Investment Performance and Volatility Mitigation Risk subsections, please consider changing the references in the last sentence of each subsection from “fund’s prospectus” to “funds’ prospectuses.”

RESPONSE: After considering the Staff’s comment, Registrant has decided to make the recommended change in each subsection.

COMMENT 15. Sec. 7. Charges (p. 18)

In the Deferred Sales Load (“Surrender Charge”) subsection, please describe how surrender charges will be allocated among the underlying mutual funds.

RESPONSE: Registrant has added the following paragraph to this section:

“If you specify surrender allocation percentages as part of a partial surrender request, the allocation percentages will also apply to the surrender charges. If you do not provide us with specific percentages, we will use your premium payment allocation percentages for the partial surrender, which will also apply to the surrender charges.”

COMMENT 16. Sec. 8. General Description of the Contract (p. 22)

In the Contract Rights subsection, please identify the person or persons who have material rights under the contract and the nature of those rights during the annuity period and after the death of the owner or investor.

RESPONSE: Registrant has added the following paragraph to this section:

“During the annuity period you are still the only person with material rights to the contract. After the death of the owner the primary beneficiary(ies) have the rights to the death benefit, if any.”

COMMENT 17. Sec. 8. General Description of the Contract (p. 26)

In the Exchange Offers subsection, please disclose how the cash value of each old contract will be affected by conversion or exchanges.

RESPONSE: In response to this comment Registrant has added the following language to the Exchange Offers subsection:

“One of the requirements of the exchange offer is that the old contract not be subject to surrender charges. Because of that requirement, the accumulated value for the new contract at the time of the exchange will be the same as the cash surrender value from your old contract.”

COMMENT 18. Sec. 9. Annuity Period (p. 28)

The Staff is unable to locate where Registrant has discussed the effect of assumed interest return on the annuitization benefits. Please add such language.

RESPONSE: In response to this comment Registrant states that there are only fixed payouts as annuitization options under this product. Accordingly, because variable annuitization payouts are not offered, there is no choice for an annuitant to make regarding assumed investment return.

COMMENT 19. Sec. 10. Benefits Available Under the Contract (p. 34)

In the GMWB death benefit example on this page the Contract has not yet reached its seventh anniversary. Given that one of the parts of the death benefit calculation factors in information applicable to Contract anniversaries wholly divisible by seven, please include an example where the Contract has reached its seventh anniversary.

RESPONSE: Registrant has made the requested revision.

COMMENT 20. Sec. 11. Purchases and Contract Value (p. 35)

All of the information provided in the Premium Payments subsection has already been set out in Sec. 8 - General Description of the Contract. For that reason, please consider removing the information from Sec. 11.

RESPONSE: After considering the Staff’s comment, Registrant has decided to make the deletion.

COMMENT 21. Sec. 11. Purchases and Contract Value (p. 36)

All of the information provided in the Allocating Premium Payments subsection has already been set out in Sec. 8 - General Description of the Contract. For that reason, please consider removing the information from Sec. 11.

RESPONSE: After considering the Staff’s comment, Registrant has decided to make the deletion.

COMMENT 22. Sec. 16. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB) (pp. 43-57)

Please move all of the information in Sec. 16 to Sec. 10, which is where the bulk of the GMWB information is located.

RESPONSE: Registrant has made the requested revision.

COMMENT 23. Sec. 16. Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB) (p. 49)

Under the GMWB Percentages subsection, in the second paragraph there is a cross reference to the subsection that immediately follows the subsection in which the cross reference is located. Because of the proximity of the two subsections, please consider deleting the cross reference.

RESPONSE: After considering the Staff’s comment, Registrant has decided to make the deletion.

COMMENT 24. Sec. 17. Death Benefit (pp. 57-62)

Please move all of the information in Sec. 17 to Sec. 10, which is where the bulk of the death benefit information is located.

RESPONSE: Registrant has made the requested revision.

COMMENT 25. Back Cover Page (p. 68)

At the bottom of the page (with the language in the smaller font) please add the name of the product.

RESPONSE: Registrant has made the requested revision.

REVISED COMMENT 26. Appendix A (p. 69)

In the first paragraph of the appendix, Registrant has indicated that a website will be added by amendment. Please confirm the web address to be provided will be specific enough to take the customer/prospect to the specific pages where the underlying mutual fund information is located or is easily accessible from the landing page.

RESPONSE: Confirmed.

COMMENTS ON THE INITIAL SUMMARY PROSPECTUS

COMMENT 27. Cover Page

Please confirm website addresses will be specific enough to lead customers to either the page on which the referenced content is located or to a web page on which it is easy for customers to find a link to the webpage with the referenced content.

RESPONSE: Confirmed.

COMMENT 28. Comments that Mirror Comments Provided for Statutory Prospectus

The following comment numbers from the Statutory Prospectus also apply to the nearly identical provisions in the Initial Summary Prospectus: Comment Nos. 1, 2, 3, 4, 6, 10, 11, 12, 13, 14, and 26. Please make the same changes in the Initial Summary Prospectus.

RESPONSE: Registrant has made the requested revisions.

COMMENT 29. Summary Prospectus Cover Page

Include all statements required by Rule 498A(b)(2)(v)(F) relating to shareholder reports.

RESPONSE: Registrant has made the requested revision.

COMMENT 30. Key Information Table

Please confirm that all cross references in Summary Prospectus will take customers directly to location in the Statutory Prospectus where the referenced information appears.

AMENDED RESPONSE: Registrant confirms that customers will be able to access the Statutory Prospectus and its table of contents by clicking on button that is immediately above the Summary Prospectus.

COMMENT 31. Key Information Table

In tables in Summary Prospectus (and Statutory Prospectus) where Registrant will be addressing GMWB percentages that are subject to change as part of the monthly supplement process, please indicate that customer needs to review the monthly supplement applicable to their Contract.

RESPONSE: Registrant has made the requested revision.

COMMENT 32. Premium Payments Section (p. 9)

Please include a statement of when the initial and subsequent premium payments are credited.

RESPONSE: Registrant has added the following sentence:

“Premium payments are credited on the basis of the unit value next determined after we receive a premium payment.”

COMMENT 33. Surrender Charge Provision (pp. 10-11)

Please consider removing or reducing the information provided as it may be too detailed for a Summary Prospectus.

RESPONSE: After considering the Staff’s comment, Registrant has decided to delete all of those provisions.

COMMENT 34. Additional Information About Fees

After Fee Table, please describe the approach Registrant will take in connection with its monthly GMWB percentages supplements.

AMENDED RESPONSE: Registrant has added the following, modified, language after the Fee Table (and Registrant confirms that targeted web addresses will be provided at which the specific information will be located or will be easily accessible from the landing page):

“The For Life withdrawal benefit payment percentages and GMWB Bonus percentages (collectively, "GMWB Percentages") that apply to your Contract are determined as described in the applicable GMWB Charges and Percentages Supplement. This prospectus and the current GMWB Charges and Percentages Supplement, is available at www.principal.com/LifeIncomeIIVAReport. For applications signed before the date of this prospectus, see Appendix G in the Expanded Prospectus.
For more information regarding the GMWB Bonus and the For Life withdrawal benefit payment percentages, see the GMWB Bonus and For Life Withdrawal Benefit Payment provisions in the Expanded Prospectus at www.principal.com/LifeIncomeIIVAReport.”

NEW COMMENT 35. Additional Information About Fees

In the Summary Prospectus and the Statutory Prospectus, please direct customers to Registrant’s (or an affiliate’s) applicable product website where the GMWB Charges and Percentages Supplements can be found (or are easily accessible) and remove the EDGAR references.

RESPONSE: Registrant has made the requested revisions.

Please call me at 515-362-2384 if you have any questions.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300
(515) 362-2384
Hodgson.Doug@principal.com

APPENDIX

SUPPLEMENT DATED APRIL 1, 2021
TO THE PROSPECTUS FOR
PRINCIPAL® LIFETIME INCOME SOLUTIONS II VARIABLE ANNUITY
DATED MAY 1, 2020

We are issuing this Supplement to provide the For Life withdrawal benefit payment percentages and GMWB Bonus percentages (collectively, "GMWB Percentages”) and GMWB Charges we will be offering during the period set forth below. This GMWB Charges and Percentages Supplement (this “Supplement”) replaces and supersedes any previously issued GMWB Charges and Percentages Supplement. This Supplement must be used in conjunction with an effective Principal® Lifetime Income Solutions II Variable Annuity prospectus.
The GMWB Charges and GMWB Percentages set forth below apply for applications signed between April 1, 2021 and April 30, 2021. The GMWB Charges and GMWB Percentages may be different than those listed below for applications signed after April 30, 2021. For that reason, it is important you have the GMWB Charges and Percentages Supplement with the most current GMWB Charges and GMWB Percentages as of the date you sign the application.
Target Income Protector:
Current annual rider charge: 1.55%

Contract Anniversary (following the rider effective date)	GMWB Bonus Percentage
1-15	5.00%
16+	0.00%
For Life Withdrawal Benefit Payment Percentages

Age of Covered Life at First Withdrawal*	Single Life	Joint Life*
45-54	2.75%	2.25%
55-59	3.50%	3.00%
60-64	3.85%	3.60%
65-69	5.00%	4.50%
70-74	5.05%	4.55%
75-79	5.25%	4.75%
80+	5.50%	5.00%

Flexible Income Protector:
Current annual rider charge: 0.95%
For Life Withdrawal Benefit Payment Percentages

	If first withdrawal is taken less than or equal to 5 years after Contract issue date		If first withdrawal is taken more than 5 years after Contract issue date
Age of Covered Life at First Withdrawal*	Single Life	Joint Life*	Single Life	Joint Life*
45-54	2.55%	2.05%	3.05%	2.55%
55-59	3.30%	2.80%	3.80%	3.30%
60-64	3.65%	3.40%	4.15%	3.90%
65-69	4.80%	4.30%	5.30%	4.80%
70-74	4.85%	4.35%	5.35%	4.85%
75-79	5.05%	4.55%	5.55%	5.05%
80+	5.30%	4.80%	5.80%	5.30%
Flexible Income Protector Plus:
Current annual rider charge: 1.35%

Contract Anniversary (following the rider effective date)	GMWB Bonus Percentage
1	4.00%
2	5.00%
3	6.00%
4	7.00%
5	8.00%
6	9.00%
7	10.00%
8+	0.00%
For Life Withdrawal Benefit Payment Percentages

Age of Covered Life at First Withdrawal*	Single Life	Joint Life*
45-54	2.40%	1.90%
55-59	3.15%	2.65%
60-64	3.50%	3.25%
65-69	4.55%	4.05%
70-74	4.60%	4.10%
75-79	4.90%	4.40%
80+	5.15%	4.65%
* Joint Life is based on age of younger covered life at first withdrawal.

Determining GMWB Charges and Percentages - for States Other Than New York

The information in this section pertains to contracts where New York Regulation 60 does not apply.

The GMWB Charge and GMWB Percentages for your Contract will be determined as described in this paragraph so long as you satisfy the guidelines on submitting your application (see GMWB Submission Guidelines section in the prospectus). The GMWB Charge and GMWB Percentages in effect on the date you sign the application will apply to your Contract except in the following situation:

If any of the GMWB Percentages in effect on the date we receive the money have increased from the GMWB Percentages in effect on the date you signed your application, you will receive the GMWB Charge and GMWB Percentages in effect on the date we receive the money, provided that no GMWB Percentages have decreased and the GMWB Charge has not changed during that time.

You will be notified if the GMWB Submission Guidelines are not satisfied, in which case we will provide you with the current GMWB Charges and Percentages Supplement, which will include the GMWB Charge and GMWB Percentages applicable to your Contract. Additional paperwork may be required.
The GMWB Percentages applicable to your Contract will not change for the life of your Contract and will be in a GMWB Charges and Percentages Supplement attached to your prospectus. We reserve the right to increase the GMWB Charge up to the maximum annual charge. See GMWB Charges for Rider Benefits for more information.
For more information regarding the GMWB Charge, refer to the GMWB Charges for Rider Benefits section of the prospectus. For more information regarding the GMWB Bonus and the For Life withdrawal benefit payment percentages, see the GMWB Bonus and Withdrawal Benefit Payment sections of the prospectus.
Determining GMWB Charges and Percentages - for Contracts Where New York Regulation 60 Applies
For contract replacements where New York Regulation 60 applies, see Appendix F of the prospectus for New York submission guidelines and information on determining GMWB Charges and GMWB Percentages. New York Regulation 60 is a regulation designed to protect New York consumers against unwanted or unnecessary replacements of existing life insurance or annuity contracts. New York Regulation 60 requires a person applying for an annuity contract in New York to authorize the insurance company to obtain information about any existing products/contracts they may own. The insurance company then must provide the consumer with disclosures comparing the existing contract(s) to the new one. The insurer must describe the reasons why the company or advisor is recommending the new annuity contract and the replacement of the existing one.

This Supplement should be read and retained with the prospectus for the Principal® Lifetime Income Solutions II Variable Annuity. If you would like another copy of the prospectus or a prior GMWB Charges and Percentages Supplement, write us at Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382 or call us at 1-800-852-4450 to request a free copy. All GMWB Percentages Prospectus Supplements are also available on the EDGAR system at www.sec.gov (type file number 333-213890). Certain terms used in this Supplement have special meanings. If a term is not defined in this Supplement, it has the meaning given to it in the prospectus.

THIS SUPPLEMENT SHOULD BE READ AND
RETAINED FOR FUTURE REFERENCE

Principal Financial Group
P.O. Box 9382
Des Moines, Iowa 50306-9382
1-800-852-4450